SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 28, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

NOTICE TO 5TH ISSUE DEBENTUREHOLDERS

In light of the transfer of shareholding control of Brasil Telecom S.A. (“Issuer”) to Telemar Norte Leste S.A. (through its indirect subsidiary Copart 1 Participações S.A.) pursuant to the resolutions of the General Meeting of the Debentureholders of the 5th Issue of Brasil Telecom S.A. (“DHM”) held on December 17, 2008 and the Issuer’s and Telemar Norte Leste S.A.’s Board of Directors Meetings held on January 26, 2009, the Issuer hereby informs the debentureholders that it has decided to change the Remuneration on Debentures from “104.0% of the DI rate” to “DI rate capitalized by a spread of 3.5% p.a.”, and repurchase the debentures from the debentureholders who inform their interest according to the procedures described below.

Debentureholders who wish to sell all or a part of their Debentures to the Issuer should fax and e-mail a letter signed by their legal representatives to the Issuer and the Fiduciary Agent by February 4, 2009, at 6:00 p.m., mentioning the holder's complete corporate name, the account number at the OTC Clearing House (CETIP) or the Brazilian Clearing and Depository Corporation (CBLC) and the number of Debentures to be acquired by the Issuer. The correspondence should be sent to:

Issuer Brasil Telecom S.A. Attn.: Mr. Alex Pinheiro Veloso Tel: 61 3415-1440 Fax: 61 3481 7062 Email debentures@brasiltelecom.com.br	Fiduciary Agent Pavarini DTVM Ltda. Attn.: Mr. Carlos Alberto Bacha Mr. Rinaldo Rabello Tel: 21-2507-1949 Fax: 21-2507-1949 extn. 40 and 41 Email pavarini@pavarini.com.br

For the Debentures acquired, the Issuer will pay the Unit Face Value plus Remuneration, calculated according to the debenture deed and the DHM resolutions. From December 1, 2008 to January 28, 2009, the Remuneration will be calculated at 104.0% of the DI rate and from January 28, 2009 to February 9, 2009, based on the DI rate capitalized by a spread of 3.5% p.a.

Debentureholders who choose to have their Debentures repurchased by the Issuer, provided that they have done so in the manner and period indicated above, should adopt the following procedures:

I – For Debentures held in custody by the CETIP:

-To access function 11 and register a 052 transaction (final purchase and sale) against Banco do Brasil S.A., account no. 00010.69 -8, in the LBTR (Gross Real Time Settlement) financial settlement mode on February 9, 2009 between 8:30 a.m. and 5:00 p.m., and other CETIP procedures, and/or

II – For Debentures held in custody by the CBLC:

- To inform their respective Custody Agents by February 4, 2009, the number of Debentures to be acquired by the Issuer. CBLC will settle the transactions on February 9, 2009 based on the information received from the Custody Agents.

The Debentures acquired may, at the Issuer’s sole discretion, be placed in the market again, held in treasury or cancelled.

Brasília, January 28, 2009

Alex Waldemar Zornig
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.